UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

AMENDED SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No. 1*

AVIATION UPGRADE TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

05367W105
(CUSIP Number)

OncoVista, Inc.
14785 Omicron Drive, Suite 104
San Antonio, TX 78245
(210) 667-6000
(Name, Address and Telephone Number of
Person Authorized to Receive Notices and Communications)

November 13, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05367W105

1)	Name of Reporting Person - I.R.S. Identification No. of person (entities only).
OncoVista, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3)	SEC Use Only

4)	Source of Funds (See Instructions)
OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Citizenship or Place of Organization
Delaware

7)	Sole Voting Power
0

NUMBER	8)	Shared Voting Power
OF SHARES	0

BENEFICIALLY
OWNED BY	9)	Sole Dispositive Power
EACH	0

REPORTING
PERSON WITH	10)	Shared Dispositive Power
0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person
0

12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain
Shares	(See Instructions) ☐

13)	Percent of Class Represented by Amount in Row (11)
0

14)	Type of Reporting Person (See Instructions)
CO

This statement on Schedule 13D (Amendment No. 1) supplements and amends that certain statement on Schedule 13D dated August 27, 2007 as filed by OncoVista, Inc. (“OncoVista-Sub”).

Item 1.	Security and Issuer.

This statement relates to the common stock (the “Common Stock”), par value $0.001 per share of Aviation Upgrade Technologies, Inc., a Nevada corporation (“AVUG”). The principal executive offices of AVUG are located at 14785 Omicron Drive, Suite 104, San Antonio, TX 78245.

Item 2.	Identity and Background.

(a)	This statement is being filed by OncoVista, Inc., a Delaware corporation.

(b)	The address of OncoVista-Sub’s principal office is 14785 Omicron Drive, Suite 104, San Antonio, TX 78245.

(c)	OncoVista-Sub is primarily engaged in the business of developing, obtaining regulatory approval, and commercializing pharmaceutical treatments for cancer and other life threatening diseases.

(d)-(e)     No executive officer or director of OncoVista-Sub, nor any controlling shareholder of OncoVista-Sub, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As previously reported in that certain statement on Schedule 13D dated August 27, 2007 as filed by OncoVista-Sub, OncoVista-Sub acquired on August 16, 2007 from Torbjorn Lundqvist and a number of minority shareholders 10,963,851 shares of AVUG Common Stock (or 16,160,430 shares of AVUG Common Stock after giving effect to the forward split that went effective on October 22, 2007) constituting approximately 95.7% of AVUG’s issued and outstanding capital stock. On October 26, 2007, AVUG entered into an Agreement and Plan of Merger (the “Merger Agreement”) with OncoVista Acquisition Corp. (“NewSub”), AVUG’s wholly owned subsidiary, and OncoVista-Sub. On November 13, 2007, NewSub merged with and into OncoVista-Sub with OncoVista-Sub remaining as the surviving corporation.

As a result of the merger, OncoVista-Sub became AVUG’s wholly-owned subsidiary and OncoVista-Sub’s existing business operations became AVUG’s sole line of business. On the closing date of the merger, (i) each outstanding share of common stock of OncoVista was exchanged for one share of AVUG Common Stock such that OncoVista-Sub’s shareholders became holders of approximately 96.3 % of AVUG’s issued and outstanding capital stock, (ii) all shares of AVUG Common Stock acquired by OncoVista-Sub on August 16, 2007 were cancelled and became authorized but unissued shares of AVUG’s Common Stock, and (iii) Onco-Vista Sub’s officers became AVUG’s officers. In accordance with the Merger Agreement, upon the tenth day following the filing of Schedule 14F-1 and its dissemination to AVUG’s shareholders, four new members of AVUG’s board will be added.

Item 4.	Purpose of Transaction.

The disclosure set forth in Item 3 is hereby incorporated by reference.

Item 5.	Interest in Securities of the Issuer.

(a)	OncoVista-Sub no longer owns any shares of Common Stock of AVUG.

(b)	OncoVista-Sub no longer has voting power with respect to any of the capital stock of AVUG.

(c)	No other transactions in the AVUG Common Stock were effected by OncoVista-Sub in the past 60 days.

(d)	Not Applicable.

(e)
Immediately following the completion of the reverse merger on November 13, 2007 as described above, Onco-Vista Sub ceased to be a beneficial owner of more than five percent of the capital stock of AVUG.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Agreement and Plan of Merger, dated as of October 26, 2007, by and among AVUG, OncoVista-Sub, and NewSub.

Item 7.	Materials to be Filed as Exhibits.

Agreement and Plan of Merger, dated as of October 26, 2007, by and among AVUG, OncoVista-Sub, and NewSub, incorporated by reference as Exhibit 10.1 to the Current Report on Form 8-K filed October 29, 2007 with the Securities and Exchange Commission.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 21, 2007

By:	/s/ Alexander L. Weis
Name: Alexander L. Weis
Title: Chief Executive Officer